Exhibit 21

Subsidiaries of the Registrant

OPNET Analysis, Inc. (formerly MIL 3 Analysis, Inc.), a corporation organized under the laws of the State of Delaware.

MIL 3 International Limited, a corporation organized under the laws of Barbados.

OPNET Technologies Societe par Actions Simplifiee, a corporation organized under the laws of France.

OPNET Technologies Limited, a corporation organized under the laws of England and Wales.

OPNET Technologies BVBA, (formerly WDM NetDesign, BVBA), a corporation organized under the laws of Belgium.

OPNET Technologies Pty Limited, a corporation organized under the laws of Australia.